Mail Stop 3561

May 14, 2008

Margrit Eyraud
Chief Executive Officer
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re: Marani Brands, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2008**
> **File No. 333-123176**

Dear Margrit Eyraud:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant